SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Between August 31, 2004 and February 28, 2005, the percentage of shares of Daily Assets Cash Fund owned by LG Infocomm USA decreased from 28.7% to less than 5%.

Between August 31, 2004 and February 28, 2005, the percentage of shares of Daily Assets Cash Fund owned by Stratevest and Co. decreased from 54.7% to less than 5%.